

February 7, 2013

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re: China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **Response dated January 30, 2013**
> **File No. 1-34625**

Dear Mr. Fortunato:

We have reviewed your response dated January 30, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

2. Summary of Significant Accounting Policies, page 57

17. Shareholders' Equity, page 78

1. We reviewed your response to comment three in our letter dated January 23, 2013. If you were initially obligated to issue a maximum of 2,941,176 shares under the agreement then it appears the guidance in ASC 815-40 may have been applicable. As such, please

provide us with your detailed analysis of the guidance in ASC 815-40-25-1 through ASC 815-40-25-35 related to your initial accounting for the agreement.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief